CUSIP No. 006212104          SCHEDULE 13G                   Page 1 of 14




                              UNITED 1STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G
                              (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(b)

                             (Amendment No. 4)


                         THE ADAMS EXPRESS COMPANY
                         -------------------------
                             (Name of Issuer)

                               Common Stock
                               -------------
                      (Title of Class of Securities)

                                 006212104
                                 ---------
                              (CUSIP Number)

                             December 31, 2002
                             -----------------
          (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]   Rule 13d-1(b)

               [X]   Rule 13d-1(c)

               [ ]   Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 006212104          SCHEDULE 13G                   Page 2 of 14

 1    Name of Reporting Person                          Erik E. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [X]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                    6,313,617
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               6,313,617

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person 							6,313,617

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [X]

 11    Percent of Class Represented by Amount in Row 9               7.5%

 12    Type of Reporting Person                                        IN


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CUSIP No. 006212104          SCHEDULE 13G                   Page 3 of 14

 1   Name of Reporting Person Erik E. Bergstrom Living Trust U/A Dated 12/6/74

     IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [X]

 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                    1,656,000
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,656,000

  9   Aggregate Amount Beneficially Owned by Each Reporting
      Person 							1,656,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                          [ ]

 11   Percent of Class Represented by Amount in Row 9                2.0%

 12   Type of Reporting Person                                         OO

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CUSIP No. 006212104          SCHEDULE 13G                   Page 4 of 14


 1    Name of Reporting Person                         Edith H. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [X]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                             USA

   NUMBER OF        5    Sole Voting Power                               0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                        40,000
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                          0
  PERSON WITH
                    8    Shared Dispositive Power                   40,000

  9    Aggregate Amount Beneficially Owned by Each Reporting Person 40,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                          [ ]

 11    Percent of Class Represented by Amount in Row 9                0.0%

 12    Type of Reporting Person                                         IN


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CUSIP No. 006212104          SCHEDULE 13G                   Page 5 of 14

 1   Name of Reporting PersonEdith H. Bergstrom Living Trust U/A Dated 12/6/74

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [X]

 3   SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF       5    Sole Voting Power                               0
     SHARES
  BENEFICIALLY	   6    Shared Voting Power                        40,000
 OWNED BY EACH
   REPORTING	   7    Sole Dispositive Power                          0
  PERSON WITH
                   8    Shared Dispositive Power                   40,000

  9   Aggregate Amount Beneficially Owned by Each Reporting Person 40,000

 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                          [ ]

 11   Percent of Class Represented by Amount in Row 9                0.0%

 12   Type of Reporting Person                                         OO


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CUSIP No. 006212104          SCHEDULE 13G                   Page 6 of 14

 1    Name of Reporting Person                 Federal United Corporation

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [X]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                       Delaware

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                      218,400
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                 218,400

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person 							  218,400

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.3%

 12    Type of Reporting Person                                        CO

CUSIP No. 006212104          SCHEDULE 13G                   Page 7 of 14

 1    Name of Reporting Person  Erik E. and Edith H. Bergstrom Foundation,
 							a Charitable Trust

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [X]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                    4,381,600
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               4,381,600

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person 							4,381,600

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               5.2%

 12    Type of Reporting Person                                        CO

CUSIP No. 006212104          SCHEDULE 13G                   Page 8 of 14

 1    Name of Reporting Person                             Sharon's Trust

      IRS Identification No. of Above Person
 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [X]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                       57,617

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power                  57,617

  9    Aggregate Amount Beneficially Owned by Each Reporting Person 57,617

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.1%

 12    Type of Reporting Person                                        OO

CUSIP No. 006212104          SCHEDULE 13G                   Page 9 of 14

   Item 1(a).  Name of Issuer:

               The Adams Express Company

   Item 1(b).  Address of Issuer's Principal Executive Offices:

               Seven St. Paul Street, Suite 1140, Baltimore,
                    Maryland 21202

   Item 2(a).  Names of Persons Filing:

               Erik E. Bergstrom
               Erik E. Bergstrom Living Trust U/A Dated 12/6/74
               Edith H. Bergstrom
               Edith H. Bergstrom Living Trust U/A Dated 12/6/74
               Federal United Corporation
               Erik E. and Edith H. Bergstrom Foundation, a
               Charitable Trust
               Sharon's Trust

   Item 2(b).  Address of Principal Business Office or, if none,
               Residence:

        The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom, Edith H. Bergstrom Living Trust U/A Dated 12/6/74, and Federal United Corporation is P.O. Box 126, Palo Alto, California 94302.

	The business address of the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust is P.O. Box 520, Palo Alto, California 94302.

	The business address of Sharon's Trust is 13781 Strubel's Lane, Grass Valley, California 95949.

   Item 2(c).  Citizenship:

         See Items 4 to cover pages which Items are incorporated by reference herein.

   Item 2(d).  Title of Class of Securities:

         Common Stock

   Item 2(e).  CUSIP Number:

         006212104

CUSIP No. 006212104          SCHEDULE 13G                   Page 10 of 14


   Item 3.If this statement is filed pursuant to  240.13d-1(b) or 240.13d-2
         (b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [ ] An investment adviser in accordance with 240.13d-1
                   (b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

           (j) [ ] Group, in accordance with  240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]

CUSIP No. 006212104          SCHEDULE 13G                   Page 11 of 14


   Item 4. Ownership.

                The following table specifies as of February 10, 2003 the number of shares of Common Stock as to which each person named in
      Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the Common Stock reported to be outstanding as of December 31, 2002.



                    Sole      	    Shared                         Percentage
                 Voting and    	  Voting and        Aggregate          of
                Dispositive       Dispositive  	    Number of     Outstanding
   Name(1)         Power             Power            Shares         Shares
   -------      -----------       -----------       -----------    ----------


Erik E. Bergstrom    0      	   6,313,617         6,313,617(2)    7.5%(2)

Erik E. Bergstrom    0      	   1,656,000         1,656,000       2.0%
Living Trust U/A
Dated 12/6/74

Edith H.             0                40,000(3)         40,000(3)    0.0%(3)
Bergstrom

Edith H.             0                40,000            40,000       0.0%
Bergstrom
Living Trust U/A
Dated 12/6/74

Federal United       0               218,400           218,400       0.3%
Corporation

Erik E. and          0             4,381,600         4,381,600       5.2%
Edith H.
Bergstrom
Foundation, a
Charitable Trust

Sharon's Trust       0                57,617            57,617       0.1%


     (1)The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.
    (2)Consists of shares of Common Stock owned by the Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Federal United Corporation, Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust, and Sharon's Trust. Does not include the shares owned by Edith H. Bergstrom and the Edith H. Bergstrom Living Trust U/A Dated 12/6/74. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Edith H. Bergstrom, the Edith H. Bergstrom Living Trust U/A Dated 12/6/74, Federal United Corporation, Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust and Sharon's Trust.
    (3)Consists of 40,000 shares of Common Stock owned by the Edith H. Bergstrom Living Trust U/A Dated 12/6/74.

CUSIP No. 006212104          SCHEDULE 13G                   Page 12 of 14

   Item 5.Ownership of Five Percent or Less of a Class.

           Not applicable.

   Item 6.Ownership of More Than Five Percent on Behalf of
          Another Person.

           Not applicable.

   Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

   Item 8.Identification and Classification of Members of the Group.

           See Exhibit 1.

   Item 9.Notice of Dissolution of Group.

           Not applicable.

   Item 10.   Certifications.

                By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 CUSIP No. 006212104          SCHEDULE 13G                   Page 13 of 14
                                Signatures

                After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.


  ------------------------        Edith H. Bergstrom
  Erik E. Bergstrom               Living Trust U/A Dated
                                       12/6/74


  ------------------------
  Edith H. Bergstrom              By:-----------------------
                                     Name:  Edith H. Bergstrom
                                     Title: Trustee


  Erik E. and Edith H. Bergstrom  Federal United  Corporation
  Foundation, a Charitable Trust


  By:                             By:
     ---------------------           ---------------------
     Name: Erik E. Bergstrom         Name: Erik E. Bergstrom
     Title: Trustee                  Title: President



  Erik E. Bergstrom Living Trust  Sharon's Trust
  U/A Dated 12/6/74



  By:                             By:
     ---------------------           ---------------------
     Name: Erik E. Bergstrom         Name: Erik E. Bergstrom
     Title: Trustee                  Title: Trustee



Dated: February 12, 2003

CUSIP No. 006212104          SCHEDULE 13G                   Page 14 of 14

                   Exhibit 1 - Identity of Group Members



     Erik E. Bergstrom
     Erik E. Bergstrom Living Trust U/A Dated 12/6/74
     Edith H. Bergstrom
     Edith H. Bergstrom Living Trust U/A Dated 12/6/74
     Federal United Corporation
     Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust
     Sharon's Trust